Exhibit 99.1

Internet Gold’s Third Quarter Earnings Release Scheduled For November 2, 2010

Petah Tikva, Israel October 27, 2010, Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), today announced that it will release its third quarter results on Tuesday, November 2rd, 2010, before the market opens. On the following day, November 3rd 2010 at 09:00 a.m. EDT, management will host a teleconference to discuss the results.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0609 from other international locations.

The call will also be broadcast live through the company’s Website, www.igld.co.il , and will be available for replay during the next 30 days.

About Internet Gold – Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which it has established indirectly through its approximately  76% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling share (30.37%) of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: אנזהב). Its share price is tracked as part of the TA-100 index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il

http://www.eurocom.co.il

http://www.bcommunications.co.il

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan – Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620